International Stem Cell Corporation

5950 Priestly Drive

Carlsbad, California 92008

July 11, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Karen Ubell

Re:	International Stem Cell Corporation
Registration Statement on Form S-1 (File No. 333-184493)

Ladies and Gentlemen:

International Stem Cell Corporation (the “Company”) hereby withdraws its previously submitted request that the Commission take appropriate action to make the above-captioned Registration Statement effective at 4:00 p.m. Eastern Time, on Thursday, July 11, 2013, or as soon thereafter as practicable. We anticipate submitting a new acceleration request within the next week.

Thank you for your assistance.

Sincerely,

/s/ Jay Novak
Jay Novak Chief Financial Officer

cc:	Douglas Rein